October 28, 2004


Mail Stop 4-6


James S. Parkhill
Niesar & Diamond LLP
90 New Montgomery Street, 9th Floor
San Francisco, CA 94105


Re:	International Microcomputer Software, Inc.
	Form SB-2 filed September 29, 2004
	Registration no. 333-119359

	Forms 10-KSB and 10-KSB/A filed September 13, 2004 and September
14, 2004
	File no. 0-15949


Dear Mr. Parkhill:


We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Selling Security Holders, pages 10-11

1. Please fully describe each transaction by which the selling security holders received the shares being offered herein. In such descriptions, include the names of the parties involved, the dates of the transactions, the material terms of each of the transactions, and the exemption from registration upon which International Microcomputer relied in the issuance of shares in that transaction. We view a materially complete description of the transactions in which the selling shareholders received their shares as information required to be disclosed under Item 507 of Regulation S-B.

2. Please confirm, as it appears to be true, that there are no registered broker-dealers among the selling stockholders. Please advise whether or not there are any affiliates of registered broker-dealers among the selling stockholders. It there are affiliates of registered broker-dealers, disclose whether they acquired the securities to be resold in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of purchase.

3. For each legal entity that is a selling shareholder, such as Aladdin Systems Holdings, Inc., DevDepot LLC, Upperspace Corporation, or Avztim LLC, identify the natural persons who exercise voting and/or dispositive powers over the securities. In the case of trusts other than the Eight Family Trust, identify the trustee, assuming such trustee exercises sole voting and dispositive power over the shares held by the trust. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretations manual.


Plan of Distribution, page 12

4. We note that the selling shareholders may engage in short sales of your common stock. Please confirm that you are aware of Corporation Finance Telephone Interpretation A.65.


Form 10-KSB/A for June 30, 2004
Item 9A. Controls and Procedures, page 41

5. The evaluation date for disclosure controls should be "as of the end of the period" covered by the quarterly or annual report. Please revise your Form 10-KSB to state, if true, that management`s determinations are being made as of the end of the fiscal year.



General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


Closing

	Please contact Hugh Fuller at (202) 942-1813 or Tangela Richter, the Reviewer at (202) 942-1837 or me at (202) 942-1800 with any other questions.


							Sincerely,



Barbara C. Jacobs
							Assistant Director



CC:	Martin Wade III
	Chief Executive Officer
	International Microcomputer Software, Inc.
	100 Rowland Way
	Novato, CA 94945
??










1